Exhibit 99.4

TD Bank Group Reports First Quarter 2019 Results Earnings News Release • Three months ended January 31, 2019

This quarterly Earnings News Release should be read in conjunction with the Bank's unaudited first quarter 2019 Report to Shareholders for the three months ended January 31, 2019, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated February 27, 2019. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter last year:

•	Reported diluted earnings per share were $1.27, compared with $1.24.
•	Adjusted diluted earnings per share were $1.57, compared with $1.56.
•	Reported net income was $2,410 million, compared with $2,353 million.
•	Adjusted net income was $2,953 million, compared with $2,946 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $80 million ($67 million after-tax or 4 cents per share), compared with $85 million ($68 million after-tax or 4 cents per share) in the first quarter last year.
•	Charges related to the long-term loyalty agreement with Air Canada of $607 million ($446 million after-tax or 24 cents per share).
•	Charges associated with the acquisition of Greystone of $31 million ($30 million after-tax or 2 cents per share).

TORONTO, February 28, 2019 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the first quarter ended January 31, 2019. First quarter reported earnings were $2.4 billion, up 2% on a reported basis and flat on an adjusted basis, compared with the same quarter last year.

"TD's Retail segments in both Canada and the U.S. had a strong start to the year, with continued revenue growth and solid earnings. However, market volatility and lower client activity impacted our Wholesale segment in the quarter," said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. "TD's diversified business and geographic mix continues to serve us well and we are focused on the work ahead to advance our business strategy and innovate to build new capabilities to serve our over 25 million customers."

The Bank also announced a dividend increase of seven cents per common share for the quarter ending in April, an increase of 10%.

Canadian Retail

Reported net income for Canadian Retail was $1,379 million, down 22% from the first quarter last year. Adjusted net income, which excludes the Air Canada and Greystone charges above, was $1,855 million, an increase of 6% over the first quarter of 2018. Revenue growth was 8%, reflecting contributions across all businesses. The real estate secured lending business launched an industry-leading digital mortgage application and gained market share for the third quarter in a row. We solidified our position as Canada's leading credit card issuer with our agreement to become the primary credit card issuer for Air Canada's new loyalty program and became Canada's largest money manager with the acquisition of Greystone.

U.S. Retail

U.S. Retail reported net income was $1,240 million (US$935 million), an increase of 30% (25% in U.S. dollars) and up 21% (16% in U.S. dollars) on an adjusted basis, compared with the same quarter last year. TD Ameritrade contributed $311 million (US$235 million) to the segment this quarter compared to $106 million in the same quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, reported net income of $929 million (US$700 million), up 10% (5% in U.S. dollars) on a reported basis and 9% (4% in U.S. dollars) on an adjusted basis, from the same period last year. Earnings reflect loan and deposit volume growth, and higher margins. The U.S. Retail Bank remains focused on providing legendary customer service and making it easier for customers to bank with us with the roll-out of new customer capabilities such as Mobile Bill Pay and eSignature.

Wholesale

Wholesale Banking reported a net loss for the quarter of $17 million, compared to net earnings of $278 million in the first quarter last year, reflecting lower trading-related revenue and origination activity, and higher expenses. Revenue was down 35% from the same period last year, impacted by challenging market conditions and reduced client activity. Non-interest expenses were up 14%, from the same quarter last year due to continued investment in the global expansion of our U.S. dollar business and the benefit of a revaluation of certain liabilities for post-retirement benefits in the prior year, which was partially offset by lower variable compensation accrual in the current quarter.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel lll fully phased-in basis was 12%.

Innovation

"New digital capabilities are deepening our customer relationships, allowing us to offer more personalized and connected experiences to our growing North American customer base," continued Masrani. "We are particularly excited by the launch of TD Clari, an artificial intelligence powered chatbot that allows our customers to engage with us in truly differentiated ways."

TD BANK GROUP • FIRST QUARTER 2019 • EARNINGS NEWS RELEASE	Page 1

Conclusion

"We're continuing to invest in our business, colleagues, and brand, and the dividend increase announced today further reinforces the confidence we have in our proven business model," concluded Masrani. "We continue to face many of the same challenges and opportunities that we identified at the end of 2018. Subject to these, and assuming the improvements in market conditions we are now seeing are sustained, we expect our full-year performance to be closer to the low end of our 7-10 per cent medium-term target for adjusted EPS growth."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements".

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2018 MD&A") in the Bank's 2018 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2019", and for the Corporate segment, "Focus for 2019", and in other statements regarding the Bank's objectives and priorities for 2019 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2018 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant Events" and "Significant Events and Pending Acquisitions" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2019", and for the Corporate segment, "Focus for 2019", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2019 • EARNINGS NEWS RELEASE	Page 2

TABLE 1:  FINANCIAL HIGHLIGHTS1

(millions of Canadian dollars, except as noted)	As at or for the three months ended
	January 31 2019	October 31 2018	January 31 2018
Results of operations
Total revenue	$9,998	$10,136	$9,375
Provision for credit losses	850	670	693
Insurance claims and related expenses	702	684	575
Non-interest expenses – reported	5,855	5,366	4,861
Non-interest expenses – adjusted[2]	5,161	5,313	4,793
Net income – reported	2,410	2,960	2,353

Net income – adjusted[2]	2,953	3,048	2,946
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$648.5	$646.4	$607.1
Total assets	1,322.5	1,334.9	1,261.3
Total deposits	849.3	851.4	813.4
Total equity	81.7	80.0	73.2

Total Common Equity Tier 1 Capital risk-weighted assets[3]	439.3	435.6	441.3
Financial ratios
Return on common equity – reported	12.2%	15.8%	13.2%
Return on common equity – adjusted[4]	15.0	16.3	16.6
Return on tangible common equity[4]	17.5	22.7	19.4
Return on tangible common equity – adjusted[4]	21.0	22.9	23.7
Efficiency ratio – reported	58.6	52.9	51.9
Efficiency ratio – adjusted[2]	51.6	52.4	50.6

Provision for credit losses as a % of net average loans and acceptances[5]	0.50	0.41	0.45
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.27	$1.58	$1.24
Diluted	1.27	1.58	1.24
Dividends per share	0.67	0.67	0.60
Book value per share	41.69	40.50	36.58
Closing share price[6]	74.00	73.03	74.82
Shares outstanding (millions)
Average basic	1,833.1	1,826.5	1,841.7
Average diluted	1,836.2	1,830.5	1,846.2
End of period	1,830.8	1,828.3	1,843.7
Market capitalization (billions of Canadian dollars)	$135.5	$133.5	$137.9
Dividend yield[7]	3.8%	3.5%	3.3%
Dividend payout ratio	52.6	42.3	48.3
Price-earnings ratio	12.3	12.2	13.8

Total shareholder return (1 year)[8]	2.6	3.1	14.9
Common share information – adjusted (Canadian dollars)[2]
Per share earnings
Basic	$1.57	$1.63	$1.56
Diluted	1.57	1.63	1.56
Dividend payout ratio	42.7%	41.1%	38.3%

Price-earnings ratio	11.4	11.3	13.0
Capital ratios
Common Equity Tier 1 Capital ratio[3]	12.0%	12.0%	10.6%
Tier 1 Capital ratio[3]	13.5	13.7	12.1
Total Capital ratio[3]	15.9	16.2	14.2

Leverage ratio	4.1	4.2	4.0

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
[3]

Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2019, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are all 100%. For fiscal 2018, the scalars for inclusion were 80%, 83%, and 86%, respectively. Prior to the second quarter of 2018, as the Bank was constrained by the Basel I regulatory floor, the RWA as it relates to the regulatory floor was calculated based on the Basel I risk weights which are the same for all capital ratios.

[4]	Metrics are non-GAAP financial measures. Refer to the "Return on Common Equity" and "Return on Tangible Common Equity" sections of this document for an explanation.
[5]	Excludes acquired credit-impaired (ACI) loans.
[6]	Toronto Stock Exchange (TSX) closing market price.
[7]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[8]	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one-year period.

TD BANK GROUP • FIRST QUARTER 2019 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank's U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Interim Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

TABLE 2:  OPERATING RESULTS – Reported1

(millions of Canadian dollars)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018
Net interest income	$5,860	$5,756	$5,430

Non-interest income	4,138	4,380	3,945
Total revenue	9,998	10,136	9,375
Provision for credit losses	850	670	693
Insurance claims and related expenses	702	684	575

Non-interest expenses	5,855	5,366	4,861
Income before income taxes and equity in net income of an investment in TD Ameritrade	2,591	3,416	3,246
Provision for income taxes	503	691	1,040

Equity in net income of an investment in TD Ameritrade	322	235	147
Net income – reported	2,410	2,960	2,353

Preferred dividends	60	51	52
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,350	$2,909	$2,301
Attributable to:
Common shareholders	$2,332	$2,891	$2,283

Non-controlling interests	18	18	18

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

TD BANK GROUP • FIRST QUARTER 2019 • EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income1

(millions of Canadian dollars)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018
Operating results – adjusted
Net interest income	$5,860	$5,756	$5,430

Non-interest income[2]	4,138	4,380	4,034
Total revenue	9,998	10,136	9,464
Provision for credit losses	850	670	693
Insurance claims and related expenses	702	684	575

Non-interest expenses[3]	5,161	5,313	4,793
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,285	3,469	3,403
Provision for income taxes	678	704	653

Equity in net income of an investment in TD Ameritrade[4]	346	283	196
Net income – adjusted	2,953	3,048	2,946

Preferred dividends	60	51	52

Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	2,893	2,997	2,894
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	18	18	18

Net income available to common shareholders – adjusted	2,875	2,979	2,876
Pre-tax adjustments of items of note
Amortization of intangibles[5]	(80)	(76)	(85)
Charges related to the long-term loyalty agreement with Air Canada[6]	(607)	–	–
Charges associated with the acquisition of Greystone[7]	(31)	–	–
Charges associated with the Scottrade transaction[8]	–	(25)	(73)
Impact from U.S. tax reform[9]	–	–	(48)
Provision for (recovery of) income taxes for items of note
Amortization of intangibles[10]	(13)	(13)	(17)
Charges related to the long-term loyalty agreement with Air Canada	(161)	–	–
Charges associated with the acquisition of Greystone	(1)	–	–
Charges associated with the Scottrade transaction	–	–	(1)

Impact from U.S. tax reform[9]	–	–	405

Total adjustments for items of note	(543)	(88)	(593)
Net income available to common shareholders – reported	$2,332	$2,891	$2,283

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

Adjusted Non-interest income excludes the following item of note: Adjustment to the carrying balances of certain tax credit-related investments, as explained in footnote 9 – first quarter 2018 – $(89) million. This amount was reported in the Corporate segment.

[3]

Adjusted Non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 5 – first quarter 2019 – $56 million, fourth quarter 2018 – $53 million, first quarter 2018 – $63 million; these amounts were reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 6 – first quarter 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 7 – first quarter 2019 – $31 million; this amount was reported in the Canadian Retail segment. Charges associated with Scottrade transaction, as explained in footnote 8 – first quarter 2018 – $5 million; this amount was reported in the U.S. Retail segment.

[4]

Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 5 – first quarter 2019 – $24 million, fourth quarter 2018 – $23 million, first quarter 2018 – $22 million; and the Bank's share of TD Ameritrade's deferred tax balances adjustment, as explained in footnote 9 – first quarter 2018 – $(41) million. The earnings impact of both of these items was reported in the Corporate segment. The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. ("Scottrade"), as explained in footnote 8 – fourth quarter 2018 – $25 million, and first quarter 2018 – $68 million. This item was reported in the U.S. Retail segment.

[5]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[6]

On January 10, 2019, the Bank's long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after-tax) in the Canadian Retail segment.

[7]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. ("Greystone"). The Bank incurred acquisition related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

[8]

On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank's purchase of TD Ameritrade shares issued in connection with TD Ameritrade's acquisition of Scottrade (the "Scottrade transaction"). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank's acquisition of Scottrade Bank and the after-tax amounts for the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade. These amounts were reported in the U.S. Retail segment.

[9]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the Tax Cuts and Jobs Act (the "U.S. Tax Act") resulted in a net charge to earnings of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a net $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The earnings impact was reported in the Corporate segment.

[10]

The amount reported for the three months ended January 31, 2018 excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TD BANK GROUP • FIRST QUARTER 2019 • EARNINGS NEWS RELEASE	Page 5

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018
Basic earnings per share – reported	$1.27	$1.58	$1.24

Adjustments for items of note[2]	0.30	0.05	0.32
Basic earnings per share – adjusted	$1.57	$1.63	$1.56

Diluted earnings per share – reported	$1.27	$1.58	$1.24

Adjustments for items of note[2]	0.30	0.05	0.32
Diluted earnings per share – adjusted	$1.57	$1.63	$1.56

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. For fiscal 2019, the capital allocated to the business segments is based on 10% CET1 Capital. Capital allocated to the business segments was based on 9% for fiscal 2018.

Adjusted ROE is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018

Average common equity	$75,873	$72,461	$68,614
Net income available to common shareholders – reported	2,332	2,891	2,283

Items of note, net of income taxes[1]	543	88	593
Net income available to common shareholders – adjusted	2,875	2,979	2,876
Return on common equity – reported	12.2%	15.8%	13.2%

Return on common equity – adjusted	15.0	16.3	16.6

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders' equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank's income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018

Average common equity	$75,873	$72,461	$68,614
Average goodwill	17,021	16,390	15,902
Average imputed goodwill and intangibles on an investment in TD Ameritrade	4,170	4,100	4,083
Average other acquired intangibles[1]	676	597	757

Average related deferred tax liabilities	(238)	(219)	(283)

Average tangible common equity	54,244	51,593	48,155
Net income available to common shareholders – reported	2,332	2,891	2,283

Amortization of acquired intangibles, net of income taxes[2]	67	63	68
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	2,399	2,954	2,351

Other items of note, net of income taxes[2]	476	25	525
Net income available to common shareholders – adjusted	$2,875	$2,979	$2,876
Return on tangible common equity	17.5%	22.7%	19.4%

Return on tangible common equity – adjusted	21.0	22.9	23.7
[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TD BANK GROUP • FIRST QUARTER 2019 • EARNINGS NEWS RELEASE	Page 6

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

U.S. Retail segment earnings, including the contribution from the Bank's investment in TD Ameritrade, reflect fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year. Depreciation of the Canadian dollar had a favourable impact on U.S. Retail segment earnings for the three months ended January 31, 2019, compared with the same period last year, as shown in the following table.

TABLE 7:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended
January 31, 2019 vs. January 31, 2018 Increase (Decrease)
U.S. Retail Bank
Total revenue	$145
Non-interest expenses	79
Net income – after-tax	46
Equity in net income on an investment in TD Ameritrade	11
U.S. Retail segment decreased net income – after-tax	57
Earnings per share (Canadian dollars)
Basic	$0.03

Diluted	0.03

On a trailing twelve-month basis, a one cent appreciation/depreciation in the U.S. dollar to Canadian dollar average exchange rate would have increased/decreased U.S. Retail segment net income by approximately $60 million.

SIGNIFICANT EVENTS IN 2019

Agreement for Air Canada Credit Card Loyalty Program

On January 10, 2019, the Bank's long-term loyalty program agreement (the "Loyalty Agreement") with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). Under the terms of the Loyalty Agreement, the Bank will become the primary credit card issuer for Air Canada's new loyalty program when it launches in 2020 through to 2030. TD Aeroplan cardholders will become members of Air Canada's new loyalty program and their miles will be transitioned when Air Canada's new loyalty program launches in 2020.

In connection with the Transaction, the Bank paid $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) was recognized in non-interest expenses – other in the Canadian Retail segment, and $75 million was recognized as an intangible asset which will be amortized over the Loyalty Agreement term. In addition, the Bank prepaid $308 million plus applicable sales tax for the future purchase of loyalty points over a ten-year period. The Bank also expects to incur additional pre-tax costs of approximately $100 million over two years to build the functionality required to facilitate the new program. The Transaction reduced the Bank's CET1 ratio by approximately 13 basis points (bps).

Acquisition of Greystone

On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone for consideration of $817 million, of which $475 million was paid in cash and $342 million was paid in the Bank's common shares. The value of 4.7 million common shares issued as consideration was based on the volume weighted-average market price of the Bank's common shares over the 10 trading day period immediately preceding the fifth business day prior to the acquisition date and was recorded based on market price at close. Common shares of $167 million issued to employee shareholders in respect of the purchase price will be held in escrow for two years post-acquisition, subject to their continued employment, and will be recorded as a compensation expense over the two-year escrow period.

The acquisition is accounted for as a business combination under the purchase method. As at November 1, 2018, the acquisition contributed $169 million of assets and $55 million of liabilities. The excess of accounting consideration over the fair value of the identifiable net assets is allocated to customer relationship intangibles of $140 million, deferred tax liability of $37 million, and goodwill of $433 million. Goodwill is not deductible for tax purposes. The results of the acquisition have been consolidated from the acquisition date and reported in the Canadian Retail segment. The purchase price allocation is subject to refinement and may be adjusted to reflect new information about facts and circumstances that existed at the acquisition date during the measurement period.

TD BANK GROUP • FIRST QUARTER 2019 • EARNINGS NEWS RELEASE	Page 7

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the Bank's 2018 MD&A, and Note 29 Segmented Information of the Bank's Consolidated Financial Statements for the year ended October 31, 2018. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $21 million, compared with $105 million in the first quarter last year and $28 million in the prior quarter.

TABLE 8:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018
Net interest income	$3,044	$3,022	$2,825

Non-interest income	2,944	2,830	2,725
Total revenue	5,988	5,852	5,550
Provision for credit losses – impaired	264	245	237

Provision for credit losses – performing	46	18	33
Total provision for credit losses	310	263	270
Insurance claims and related expenses	702	684	575
Non-interest expenses – reported	3,084	2,530	2,311
Non-interest expenses – adjusted[1]	2,446	2,530	2,311
Provision for (recovery of) income taxes – reported	513	634	637

Provision for (recovery of) income taxes – adjusted[1]	675	634	637
Net income – reported	1,379	1,741	1,757
Net income – adjusted[1]	$1,855	$1,741	$1,757

Selected volumes and ratios
Return on common equity – reported[2]	31.6%	45.1%	47.2%
Return on common equity – adjusted[1,2]	42.5	45.1	47.2
Net interest margin (including on securitized assets)	2.94	2.94	2.88
Efficiency ratio – reported	51.5	43.2	41.6

Efficiency ratio – adjusted	40.8	43.2	41.6
Assets under administration (billions of Canadian dollars)	$396	$389	$397

Assets under management (billions of Canadian dollars)	332	289	289
Number of Canadian retail branches	1,099	1,098	1,129

Average number of full-time equivalent staff	39,997	39,283	38,050

[1]

Adjusted non-interest expenses excludes the following items of note: Charges related to the long-term loyalty agreement with Air Canada in the first quarter 2019 – $607 million ($446 million after-tax); and charges associated with the acquisition of Greystone in the first quarter 2019 – $31 million ($30 million after-tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.

Quarterly comparison – Q1 2019 vs. Q1 2018

Canadian Retail reported net income for the quarter was $1,379 million, a decrease of $378 million, or 22%, compared with the first quarter last year, reflecting charges related to the agreement with Air Canada and the acquisition of Greystone, higher other non-interest expenses, insurance claims, and PCL, partially offset by revenue growth. On an adjusted basis, net income for the quarter was $1,855 million, an increase of $98 million, or 6%. The reported and adjusted annualized ROE for the quarter was 31.6% and 42.5% respectively, compared with 47.2% in the first quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,988 million, an increase of $438 million, or 8%, compared with the first quarter last year.

Net interest income was $3,044 million, an increase of $219 million, or 8%, reflecting volume growth and higher margins. Average loan volumes increased $24 billion, or 6%, reflecting 5% growth in personal loans and 9% growth in business loans. Average deposit volumes increased $8 billion, or 3%, reflecting 3% growth in both personal and business deposits, partially offset by a 1% decrease in wealth deposits. Net interest margin was 2.94%, an increase of 6 bps, reflecting rising interest rates, partially offset by lower margins on loans and a refinement in treasury allocation methodology.

Non-interest income was $2,944 million, an increase of $219 million, or 8%, reflecting higher revenues from the insurance business, higher fee-based revenue in the banking businesses, and the acquisition of Greystone. The increase in non-interest income also includes $60 million related to higher fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims.

Assets under administration (AUA) were $396 billion as at January 31, 2019, in line with the first quarter last year. Assets under management (AUM) were $332 billion as at January 31, 2019, an increase of $43 billion, or 15%, compared with the first quarter last year, reflecting the acquisition of Greystone, increases in market value, and new asset growth.

PCL was $310 million, an increase of $40 million, or 15%, compared with the first quarter last year. PCL – impaired for the quarter was $264 million, an increase of $27 million, or 11%, primarily in the personal lending portfolios, and a prior year change in methodology regarding the timing of loss recognition in the indirect auto portfolio. PCL – performing was $46 million, an increase of $13 million, reflecting volume growth, and credit migration in the commercial portfolio,

TD BANK GROUP • FIRST QUARTER 2019 • EARNINGS NEWS RELEASE	Page 8

partially offset by the impact of a change in macroeconomic assumptions in the prior year. Total PCL as an annualized percentage of credit volume was 0.29%, or an increase of 2 bps.

Insurance claims and related expenses for the quarter were $702 million, an increase of $127 million, or 22%, compared with the first quarter last year reflecting changes in the fair value of investments supporting claims liabilities, increases in reinsurance claims assumed, less favourable prior years' claims development and higher current year claims, partially offset by the impact of changes to actuarial assumptions in the life and health business.

Reported non-interest expenses for the quarter were $3,084 million, an increase of $773 million, or 33%, compared with the first quarter last year, reflecting charges related to the agreement with Air Canada and the acquisition of Greystone, higher spend on strategic initiatives, and additional employees supporting business growth. On an adjusted basis, non-interest expenses were $2,446 million, an increase of $135 million, or 6%.

The reported and adjusted efficiency ratio for the quarter was 51.5% and 40.8% respectively, compared with 41.6% in the first quarter last year.

Quarterly comparison – Q1 2019 vs. Q4 2018

Canadian Retail reported net income for the quarter decreased $362 million, or 21%, compared with the prior quarter. The decrease in earnings reflects charges related to the agreement with Air Canada and the acquisition of Greystone, higher insurance claims and PCL, partially offset by revenue growth, and lower other non-interest expenses. On an adjusted basis, net income increased $114 million, or 7%. The reported and adjusted annualized ROE for the quarter was 31.6% and 42.5% respectively, compared with 45.1% in the prior quarter.

Revenue increased $136 million, or 2%, compared with the prior quarter. Net interest income increased $22 million, or 1%, reflecting volume growth. Average loan volumes increased $4 billion, or 1%, reflecting 1% growth in both personal and business loans. Average deposit volumes increased $3 billion, or 1%, reflecting 1% growth in both personal and wealth deposits, while business deposits were relatively consistent with the prior quarter. Net interest margin was 2.94%, consistent with the prior quarter, reflecting rising interest rates offset by lower margins on loans and a refinement in treasury allocation methodology.

Non-interest income increased $114 million, or 4%, reflecting higher revenues from the insurance business, higher fee-based revenue in the banking businesses, and the acquisition of Greystone. The increase in non-interest income also includes $69 million related to higher fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims.

AUA increased $7 billion, or 2%, compared with the prior quarter, reflecting new asset growth, and increases in market value. AUM increased $43 billion, or 15%, reflecting the acquisition of Greystone, increases in market value, and new asset growth.

PCL increased $47 million, or 18%, compared with the prior quarter. PCL – impaired increased by $19 million, or 8%, primarily in the personal lending portfolios. PCL – performing increased $28 million due to credit migration in the personal lending and commercial portfolios. Total PCL as an annualized percentage of credit volume was 0.29%, or an increase of 4 bps.

Insurance claims and related expenses for the quarter increased $18 million, or 3%, compared with the prior quarter reflecting changes in the fair value of investments supporting claims liabilities and less favourable prior years' claims development, partially offset by lower current year claims, less severe weather-related events, and the impact of changes to actuarial assumptions in the life and health business.

Reported non-interest expenses increased $554 million, or 22%, compared with the prior quarter, reflecting charges related to the agreement with Air Canada and the acquisition of Greystone, and additional employees supporting business growth, partially offset by higher spend related to marketing and promotion in the prior quarter. On an adjusted basis, non-interest expenses decreased $84 million, or 3%.

The reported and adjusted efficiency ratio for the quarter was 51.5% and 40.8% respectively, compared with 43.2% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2019 • EARNINGS NEWS RELEASE	Page 9

TABLE 9: U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended
Canadian Dollars	January 31 2019	October 31 2018	January 31 2018
Net interest income	$2,247	$2,145	$1,940

Non-interest income[1]	701	713	703
Total revenue	2,948	2,858	2,643
Provision for credit losses – impaired	285	205	187

Provision for credit losses – performing	21	39	60
Total provision for credit losses	306	244	247
Non-interest expenses – reported	1,611	1,637	1,447
Non-interest expenses – adjusted[2]	1,611	1,637	1,442
Provision for (recovery of) income taxes – reported[1]	102	91	103

Provision for (recovery of) income taxes – adjusted[1,2]	102	91	104
U.S. Retail Bank net income – reported	929	886	846

U.S. Retail Bank net income – adjusted[2]	929	886	850
Equity in net income of an investment in TD Ameritrade – reported[1,3]	311	228	106

Equity in net income of an investment in TD Ameritrade – adjusted[1,4]	311	253	174
Net income – reported	1,240	1,114	952
Net income – adjusted	$1,240	$1,139	$1,024

U.S. Dollars
Net interest income	$1,688	$1,646	$1,533

Non-interest income[1]	528	547	555
Total revenue – reported	2,216	2,193	2,088
Provision for credit losses – impaired	214	157	148

Provision for credit losses – performing	16	30	47
Total provision for credit losses	230	187	195
Non-interest expenses – reported	1,209	1,256	1,144
Non-interest expenses – adjusted[2]	1,209	1,256	1,140
Provision for (recovery of) income taxes – reported[1]	77	70	80

Provision for (recovery of) income taxes – adjusted[1,2]	77	70	81
U.S. Retail Bank net income – reported	700	680	669

U.S. Retail Bank net income – adjusted[2]	700	680	672
Equity in net income of an investment in TD Ameritrade – reported[1,3]	235	175	82

Equity in net income of an investment in TD Ameritrade – adjusted[1,4]	235	194	137
Net income – reported	935	855	751
Net income – adjusted	$935	$874	$809
Selected volumes and ratios
Return on common equity – reported[5]	12.6%	12.8%	11.2%
Return on common equity – adjusted[2,4,5]	12.6	13.0	12.0
Net interest margin[6]	3.42	3.33	3.19
Efficiency ratio – reported	54.6	57.3	54.8

Efficiency ratio – adjusted	54.6	57.3	54.6
Assets under administration (billions of U.S. dollars)	$19	$19	$19

Assets under management (billions of U.S. dollars)	46	52	65
Number of U.S. retail stores	1,240	1,257	1,244

Average number of full-time equivalent staff	26,864	27,015	26,168

[1]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]

Adjusted U.S. Retail Bank net income excludes the following item of note: Charges associated with the Bank's acquisition of Scottrade Bank in the first quarter 2018 – $5 million ($4 million after-tax) or US$4 million (US$3 million after-tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[4]

Adjusted equity in net income of an investment in TD Ameritrade in the prior year excludes the following items of note: The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade in the fourth quarter 2018 – $25 million or US$19 million after-tax and first quarter 2018 – $68 million or US$55 million after-tax. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[5]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.
[6]

Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q1 2019 vs. Q1 2018

U.S. Retail reported net income for the quarter was $1,240 million (US$935 million), an increase of $288 million (US$184 million), or 30% (25% in U.S. dollars), compared with the first quarter last year. On an adjusted basis, net income for the quarter was $1,240 million (US$935 million), an increase of $216 million (US$126 million), or 21% (16% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 12.6%, compared with 11.2% and 12.0%, respectively, in the first quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank was $929 million (US$700 million). Reported and adjusted net income for the quarter from the Bank's investment in TD Ameritrade was $311 million (US$235 million).

The reported contribution from TD Ameritrade of US$235 million, an increase of US$153 million, compared with the first quarter last year, primarily due to higher asset-based revenue and increased trading volumes. Adjusted contribution from TD Ameritrade increased US$98 million, or 72%.

U.S. Retail Bank reported net income of US$700 million for the quarter increased US$31 million, or 5%, due to higher revenue, partially offset by higher expenses and PCL. U.S. Retail Bank adjusted net income increased US$28 million, or 4%.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,216 million, an increase of US$128 million, or 6%, compared with the first quarter last year. Net interest income increased US$155 million, or 10%, reflecting higher

TD BANK GROUP • FIRST QUARTER 2019 • EARNINGS NEWS RELEASE	Page 10

deposit margins and growth in loan and deposit volumes. Net interest margin was 3.42%, an increase of 23 bps, primarily due to higher deposit margins and balance sheet mix. Non-interest income decreased US$27 million, or 5%, reflecting lower contribution from low income housing investments and wealth management fee income due to lower AUM.

Average loan volumes increased US$5 billion, or 3%, compared with the first quarter last year due to growth in business and personal loans of 4% and 3%, respectively. Average deposit volumes increased US$5 billion, or 2%, reflecting 5% growth in business deposit volumes, 3% growth in personal deposit volumes, and 1% decrease in sweep deposit volume.

AUA were US$19 billion as at January 31, 2019, flat compared with the first quarter last year. AUM were US$46 billion as at January 31, 2019, a decrease of US$19 billion, or 29%, reflecting net fund outflows including the impact of the strategic disposition of U.S. money market funds and negative market impact.

PCL for the quarter was US$230 million, an increase of US$35 million, or 18%, compared with the first quarter last year. PCL – impaired was US$214 million, an increase of US$66 million, or 45%, reflecting higher provisions primarily attributable to the power and utilities sector, coupled with volume growth, seasoning, and mix in the credit card portfolio. PCL – performing was US$16 million, a decrease of US$31 million, or 66%, primarily reflecting migration from performing to impaired in the commercial portfolio. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.59%, or an increase of 7 bps.

Reported non-interest expenses for the quarter were US$1,209 million, an increase of US$65 million, or 6%, compared with the first quarter last year, reflecting higher investments in business initiatives, business volume growth, and higher employee-related costs, partially offset by productivity savings and the elimination of the Federal Deposit Insurance Corporation (FDIC) deposit insurance surcharge. On an adjusted basis, non-interest expenses increased US$69 million, or 6%.

The reported and adjusted efficiency ratio for the quarter was 54.6%, compared with 54.8% and 54.6%, respectively, in the first quarter last year.

Quarterly comparison – Q1 2019 vs. Q4 2018

U.S. Retail reported net income of $1,240 million (US$935 million) increased $126 million (US$80 million), or 11% (9% in U.S. dollars), compared with the prior quarter, while adjusted net income of $1,240 million (US$935 million) increased $101 million (US$61 million), or 9% (7% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 12.6%, compared with 12.8% and 13.0%, respectively, in the prior quarter.

The reported contribution from TD Ameritrade was US$235 million, an increase of US$60 million, or 34%, compared with the prior quarter, primarily due to higher asset-based revenue and increased trading volumes. Adjusted contribution from TD Ameritrade was US$235 million, an increase of US$41 million, or 21%.

U.S. Retail Bank net income for the quarter was US$700 million, an increase of US$20 million, or 3%, compared with the prior quarter, due to higher revenue and lower expenses, partially offset by higher PCL.

Revenue for the quarter increased US$23 million, or 1%, compared with the prior quarter. Net interest income increased US$42 million, or 3%, due to growth in loan and deposit volumes and higher deposit margins. Net interest margin was 3.42%, an increase of 9 bps, primarily due to higher deposit margins and balance sheet mix. Non-interest income decreased US$19 million, or 3%, reflecting lower personal banking and wealth management fee income.

Average loan volumes increased US$4 billion, or 2%, compared with prior quarter, due to growth in business and personal loans of 3% and 2%, respectively. Average deposit volumes increased US$2 billion, or 1%, due to growth in personal and sweep deposit volumes.

AUA were US$19 billion as at January 31, 2019, flat to prior quarter. AUM were US$46 billion as at January 31, 2019, a decrease of US$6 billion, or 12%, reflecting net fund outflows including the impact of the strategic disposition of U.S. money market funds.

PCL for the quarter increased US$43 million, or 23%, compared with the prior quarter. PCL – impaired was US$214 million, an increase of US$57 million, or 36%, primarily reflecting higher provisions for the commercial portfolio, coupled with seasonal trends in the credit card and auto portfolios. PCL – performing was US$16 million, a decrease of US$14 million, or 47%, primarily reflecting migration from performing to impaired in the commercial portfolio, partially offset by seasonal trends in the credit card and auto portfolios. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.59%, or an increase of 9 bps.

Non-interest expenses for the quarter were US$1,209 million, a decrease of US$47 million, or 4%, compared with the prior quarter, reflecting the elimination of the FDIC deposit insurance surcharge and timing of investment spending.

The efficiency ratio for the quarter was 54.6%, compared with 57.3% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2019 • EARNINGS NEWS RELEASE	Page 11

TABLE 10: WHOLESALE BANKING1

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018
Net interest income (TEB)	$173	$273	$329

Non-interest income	409	658	561
Total revenue	582	931	890
Provision for (recovery of) credit losses – impaired	–	–	–

Provision for (recovery of) credit losses – performing	7	8	(7)
Total provision for (recovery of) credit losses	7	8	(7)
Non-interest expenses	602	551	526

Provision for (recovery of) income taxes (TEB)[2]	(10)	86	93
Net income (loss)	$(17)	$286	$278
Selected volumes and ratios
Trading-related revenue (TEB)	$251	$484	$515
Gross drawn (billions of Canadian dollars)[3]	23.4	23.9	19.5
Return on common equity[4]	(0.9)%	18.4%	20.1%

Efficiency ratio	103.4	59.2	59.1

Average number of full-time equivalent staff	4,478	4,426	4,027
[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment to Wholesale Banking's U.S. deferred tax assets and liabilities to the lower base rate of 21%. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3]	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses relating to the corporate lending business.
[4]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.

Quarterly comparison – Q1 2019 vs. Q1 2018

Wholesale Banking net loss for the quarter was $17 million, a decrease in net income of $295 million, compared with net income of $278 million in the first quarter last year, reflecting lower revenue, higher PCL, and higher non-interest expenses.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $582 million, a decrease of $308 million, compared with the first quarter last year, reflecting challenging market conditions. The volatility in rates, equity and credit markets resulted in a difficult trading environment, reduced client activity and a meaningful slowdown in debt and equity underwriting, particularly in Canada. Trading margins declined reflecting yield compression on high quality assets relative to funding costs.

With market volatility and client activity slowly returning to normal levels, and subject to the same market conditions and other factors discussed in our 2018 MD&A, we are cautiously optimistic that revenue will improve over the remainder of the year; however, we no longer anticipate full year 2019 revenue to exceed 2018 levels.

PCL for the quarter was $7 million, compared to a benefit of $7 million in the first quarter last year. PCL – performing increased by $14 million, reflecting prior year credit risk improvement in the oil and gas sector.

Non-interest expenses were $602 million, an increase of $76 million, or 14%, compared with the first quarter last year. This increase reflects the benefit of revaluation of certain liabilities for post-retirement benefits recognized in the prior year, continued investments in employees supporting the global expansion of Wholesale Banking's U.S. dollar strategy, and the impact of foreign exchange translation, partially offset by lower variable compensation accrual this quarter.

Quarterly comparison – Q1 2019 vs. Q4 2018

Wholesale Banking net loss for the quarter was $17 million, a decrease in net income of $303 million, compared with net income of $286 million in the prior quarter, reflecting lower revenue and higher non-interest expenses.

Revenue for the quarter decreased $349 million, compared with the prior quarter, reflecting challenging market conditions. The volatility in rates, equity and credit markets resulted in a difficult trading environment, reduced client activity and a meaningful slowdown in debt and equity underwriting, particularly in Canada. Trading margins declined reflecting yield compression on high quality assets relative to funding costs.

PCL for the quarter was $7 million, compared with $8 million in the prior quarter.

Non-interest expenses for the quarter increased $51 million, or 9%, compared with the prior quarter, reflecting continued investments in employees supporting the global expansion of Wholesale Banking's U.S. dollar strategy, timing of employee-related costs, and the impact of foreign exchange translation.

TD BANK GROUP • FIRST QUARTER 2019 • EARNINGS NEWS RELEASE	Page 12

TABLE 11: CORPORATE

(millions of Canadian dollars)	For the three months ended
	January 31 2019	October 31 2018	January 31 2018

Net income (loss) – reported[1]	$(192)	$(181)	$(634)
Pre-tax adjustments for items of note[2]
Amortization of intangibles	80	76	85

Impact from U.S. tax reform[1]	–	–	48

Total pre-tax adjustments for items of note	80	76	133

Provision for (recovery of) income taxes for items of note[1]	13	13	(388)
Net income (loss) – adjusted	$(125)	$(118)	$(113)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(182)	$(221)	$(198)
Other	39	85	67

Non-controlling interests	18	18	18
Net income (loss) – adjusted	$(125)	$(118)	$(113)
Selected volumes

Average number of full-time equivalent staff	16,229	15,864	14,336

[1]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a net charge to earnings of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a net $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments.

[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q1 2019 vs. Q1 2018

Corporate segment's reported net loss for the quarter was $192 million, compared with a reported net loss of $634 million in the first quarter last year. Reported net loss decreased primarily reflecting the impact of U.S. tax reform during the first quarter of 2018, lower net corporate expenses this quarter, partially offset by lower contribution from Other items. Other items decreased primarily reflecting lower revenue from treasury and balance sheet management activities in the first quarter this year. Net corporate expenses were lower largely reflecting lower pension and compensation-related expenses in the first quarter this year. Adjusted net loss was $125 million compared with an adjusted net loss of $113 million in the first quarter last year.

Quarterly comparison – Q1 2019 vs. Q4 2018

Corporate segment's reported net loss for the quarter was $192 million, compared with a reported net loss of $181 million in the prior quarter. Reported net loss increased primarily reflecting lower contribution from Other items, partially offset by lower net corporate expenses in the current quarter. Other items decreased primarily reflecting lower revenue from treasury and balance sheet management activities in the current quarter. Net corporate expenses decreased largely reflecting lower pension expenses in the current quarter. Adjusted net loss was $125 million compared with an adjusted net loss of $118 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2019 • EARNINGS NEWS RELEASE	Page 13

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or

www.astfinancial.com/ca.en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare

P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610

www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Normal Course Issuer Bid

On December 10, 2018, the Bank announced that the TSX and OSFI approved the Bank's amended Normal Course Issuer Bid (NCIB) to repurchase for cancellation up to an additional 20 million of the Bank's common shares. Pursuant to the amended Notice of Intention filed with the TSX, the NCIB ends on April 12, 2019, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases. A copy of the Notice may be obtained without charge by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com.

Access to Quarterly Results Materials

Interested investors, the media and others may view the first quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on February 28, 2019. The call will be audio webcast live through TD's website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2019.jsp on February 28, 2019, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2019.jsp. Replay of the teleconference will be available from 3:30 p.m. ET on February 28, 2019, until 4:30 p.m. ET on March 28, 2019, by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 5187605.

Annual Meeting

Thursday, April 4, 2019

Design Exchange

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 12 million active online and mobile customers. TD had $1.3 trillion in assets on January 31, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Julie Bellissimo, Manager, Media Relations, 416-965-6050

TD BANK GROUP • FIRST QUARTER 2019 • EARNINGS NEWS RELEASE	Page 14